EXHIBIT 99.1

Molecular Partners Highlights Clinical Development Progress and Anticipated Milestones at 44th Annual J.P. Morgan Healthcare Conference

  Phase 1/2a study with lead Radio-DARPin MP0712 initiated; first patient dosing expected Q1 2026, initial data anticipated in 2026
  Full imaging and dosimetry data from MP0712 compassionate care program to be presented at TWC 2026
  Phase 2 investigator-initiated trial of MP0317 now open with patient dosing ongoing, exploring MP0317 in combination with standard-of-care for patients with cholangiocarcinoma
  Phase 1/2a trial of multi-specific T cell engager MP0533 ongoing, update on clinical development path planned for H1 2026

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Jan. 11, 2026 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today provided an update on its latest progress, developments plans and expected 2026 milestones, which it will present at the 44th Annual J.P. Morgan Healthcare Conference in San Francisco, California.

“We are excited to have opened our Phase 1/2a trial in the US for MP0712, our Radio-DARPin targeting DLL3, and look forward to seeing initial clinical data in 2026. Our half-life optimized approach allows us to capitalize on the rapid target internalization to deposit more radiation compared to peptide-like approaches, affording us the ambition to become a leader in alpha-targeted radiotherapy in SCLC,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners. “Next to MP0726 targeting MSLN for ovarian cancer, we are working on 4 additional radiotherapy programs and will update on progress in H1 2026. In addition to our Radio-DARPin pipeline, we are progressing MP0317 and MP0533 in clinical trials, ideally led by investigators, and planning first Switch-DARPin candidates for development.”

Cash and Cash Equivalents:
As of December 31, 2025, Molecular Partners reports cash and cash equivalents of CHF 93.1 million (unaudited). Based on current operating assumptions, this will be sufficient to fund operating expenses and capital expenditure requirements until 2028. The Company will provide full 2025 financial results on March 12, 2026.

Key current program status updates include:

MP0712 & Radio-DARPin pipeline

MP0712, the Company’s lead Radio-DARPin Therapy (RDT) based on 212Pb and targeting the tumor-associated protein delta-like ligand 3 (DLL3), is being developed with strategic partner Orano Med, pioneer in targeted alpha therapy, for the treatment of patients with small cell lung cancer (SCLC) and other neuroendocrine cancers. The Investigational New Drug (IND) application has been cleared and a Phase 1/2a trial has now started (ClinicalTrials.gov: NCT07278479). A first site is open and dosing of the first patient is expected in Q1 2026. The Phase 1/2a study is a multi-center study in the US, with the objectives to assess safety and determine a recommended phase 2 dose for MP0712. The study contains an imaging and dosimetry step with 203Pb-labeled MP0712. The Company expects initial clinical data from the study in 2026.

Molecular Partners presented new data on MP0712 at the Targeted Radiopharmaceuticals (TRP) Summit Europe in November 2025, highlighting first encouraging images of a patient receiving MP0712 carrying the diagnostic isotope 203Pb. The images, obtained through a Named Patient Access Program for compassionate care at NuMeRI in South Africa show targeted delivery of MP0712 into tumors and limited exposure in healthy organs such as kidney and liver, as intended. The NuMeRI team, led by Prof. Mike Sathekge, plans to report the full imaging and dosimetry data of MP0712 at the Theranostics World Congress (TWC) in January 2026.

The Company’s second RDT program MP0726, co-developed with Orano Med, targets mesothelin (MSLN), a tumor target overexpressed across several cancers with high unmet need, such as ovarian cancer. Molecular Partners has developed Radio-DARPins able to selectively bind to membrane-bound MSLN without being impacted by shed MSLN – a mechanism which has hampered the development of other MSLN-targeted therapeutics. The Company presented preclinical data on MP0726 at the 2025 Annual Meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI) in June. The Company is planning to progress several Radio-DARPin programs towards first-in-human imaging, including MP0726.

Furthermore, Molecular Partners announced in December 2025 the formation of a scientific advisory board (SAB) to accelerate the development of its targeted radiotherapeutics. The SAB, chaired by globally recognized nuclear medicine expert Prof. Ken Herrmann, will be instrumental in guiding Molecular Partners strategic direction as it transitions and evolves from early clinical validation to full clinical development of its targeted alpha radiotherapies.

Molecular Partners has designed its Radio-DARPins as ideal vectors for precise delivery of potent alpha-emitting isotopes to tumor lesions and have the potential to unlock a broad range of solid tumor targets for radiopharmaceuticals.

MP0317 (tumor-localized CD40 agonist)

An investigator-initiated, proof-of-concept Phase 2 study of MP0317 in combination with standard-of-care for the treatment of patients with advanced cholangiocarcinoma is now open with two sites activated (NCT07036380). The first patient was treated in early 2026, additional sites are being activated and patients are in screening. The study is a randomized, multicenter study in France and aims to recruit 75 patients (50 in the experimental arm, 25 in the control arm). The objective of the study is to assess the clinical benefit of MP0317 combined with standard-of-care, which comprises the immunotherapy durvalumab (an anti-PD-L1 checkpoint inhibitor) plus gemcitabine-cisplatin-based chemotherapy.

MP0317 is designed to activate immune cells specifically within the tumor microenvironment by anchoring to fibroblast activation protein (FAP), which is expressed in high amounts in the stroma of various solid tumors. The Company completed a Phase 1 dose escalation study of MP0317 in patients with advanced solid tumors with 46 patients treated across 9 dose levels, and has presented comprehensive biomarker analyses from the trial at SITC 2024 showing tumor-localized CD40 activation and tumor microenvironment remodeling. The Company believes this tumor-localized approach has the potential to deliver greater efficacy with fewer side effects compared to systemic CD40-targeting therapies.

MP0533 (multispecific T cell engager)

MP0533 is currently being evaluated in a Phase 1/2a clinical trial for relapsed/refractory acute myeloid leukemia (AML) and myelodysplastic syndrome/AML (NCT05673057).

Data presented at the 67th American Society of Hematology (ASH) Annual Meeting in December 2025 showed that densified dosing appears tolerable, and leads to markedly improved serum exposure in cycle 1 and encouraging preliminary antitumor activity, in particular in patients with low bone marrow blast count at baseline. Cohort 10 is currently dosing patients, with an update on the program foreseen in H1 2026.

Molecular Partners plans to support the exploration of MP0533 in combination, both in patients with relapsed/refractory disease as well as in front-line, and has been approached by several consortia expressing interest in conducting such studies. The Company is actively engaging with key opinion leaders and regulators to shape the next phase of development, and anticipates updating the clinical plan for MP0533 in H1 2026.

MP0533 is a novel tetra-specific T cell-engaging DARPin designed for selective and broad killing of AML cells in a mutation-agnostic manner. MP0533’s mode of action enables T cell-mediated killing of AML cells – which commonly co-express at least two of the three targeted atigens (CD33, CD123, CD70) – while preserving a therapeutic window that minimizes damage to healthy cells, which normally express one or none of the targets.

Switch-DARPin (next-generation immune cell engagers)

Molecular Partners designed a logic-gated Switch-DARPin TCE to achieve conditional tumor-localized immune activation targeting MSLN and epithelial cell adhesion molecule (EpCAM), which are highly co-expressed in ovarian cancer and other solid tumors. The Switch-DARPin TCE is designed to unmask the CD3-engaging DARPin (“Switch” on) and to activate T cells only upon binding to both MSLN and EpCAM. This Switch-DARPin is half-life extended through a Fc domain, which broadens the Company’s capabilities in half-life engineering modalities.

Based on the encouraging pre-clinical data presented in 2025 at AACR and SITC, the Company intends to nominate a lead Switch-DARPin candidate for development in H1 2026 and will provide an update on the program at AACR 2026.

J.P. Morgan Presentation Details:

Presenter: Molecular Partners CEO Patrick Amstutz
Time: January 15, 2026, at 10:30-11:10AM PT (19:30-20:10 CET)
Location: The Westin St. Francis San Francisco, CA, USA.

A webcast will be accessible on the Molecular Partners website, under the Events tab.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – intrinsic potential for high affinity and specificity, small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. The Company’s Radio-DARPins enable highly effective and specific delivery of potent radioactive payloads to tumor lesions while sparing healthy tissues. Molecular Partners’ Switch-DARPins allow conditional, tumor-localized immune activation, which enables increased safety and potency for next generation immune cell engagers. Powered by twenty years of DARPin leadership in the clinic, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, "anticipate",“expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2024 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Molecular Partners’ audited consolidated financial statements at and for the year ended December 31, 2025 are not yet available. As a result, the financial information described in this press release is preliminary and unaudited, represents management’s estimate as of the date hereof and is subject to completion of the Company’s financial closing procedures for the fourth quarter and fiscal year ended December 31, 2025. This preliminary financial information may materially differ from the actual results that will be reflected in the Company’s audited consolidated financial statements when such financial statements are completed and publicly disclosed. The Company’s independent registered public accounting firm has not conducted an audit or review of, and does not express an opinion or any other form of assurance with respect to, the Company’s preliminary results.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.